

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 30, 2009

via U.S. mail and facsimile

J. Douglas Frater, Principal Executive Officer
Global Green Solutions Inc.
789 West Pender Street, Suite 1010
Vancouver, British Columbia
Canada V6C 1H2

> **RE: Global Green Solutions Inc.**
> **Form 10-K for the Fiscal Year Ended November 30, 2008**
> **Filed March 16, 2009**
> **Form 10-Q for the Fiscal Quarter Ended August 31, 2009**
> **Filed October 15, 2009**
> **File No. 000-51198**

Dear Mr. Frater:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief